NEXA RESOURCES S.A. REPORTS VOTING RESULTS FROM ANNUAL GENERAL

MEETING

Luxembourg, June 22, 2023 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE Symbol: “NEXA”) announces that the Annual General Meeting of the Shareholders was successfully held today at its registered office.

A total of 113,542,237 shares were voted at the Annual General Meeting of the Shareholders, representing 85.73% of the overall votes attached to outstanding shares.

Shareholders voted in favor of all proposed resolutions, as follows:

Resolution - AGM	% For	% Withheld
Elect one new Board member:
Hilmar Rode	99.53%	0.47%
Appointment of the statutory auditor:
PricewaterhouseCoopers LLP	88.1%	11.9%
Annual Accounts 2022	100.00%	0.00%
Consolidated financial statements 2022	100.00%	0.00%
Confirm the advance on dividends, share premium reimbursement and carry forward the loss for 2022	100.00%	0.00%
Discharge Board members	91.10%	8.90%
Remuneration of Board members	99.98%	0.02%

Mentioned percentages do not consider abstention votes, excluded from the calculation of votes cast.

Following the votes, the Annual General Meeting approved the appointment of Mr. Hilmar Rode as director of the Company for a term starting as of June 22, 2023, and ending at the 2024 annual general meeting of the shareholders. Mr. Rode has over 30 years of experience in the global mining, materials, chemicals, and industrial gases industries. Since September 2020, Mr. Rode is the CEO of Sibelco group. Mr. Rode holds a Bachelor’s degree in Chemical Engineering from the University of Stellenbosch, South Africa, a Master’s in Environmental Engineering and a Doctorate in Chemical Engineering from State University, Buffalo, New York, and a Certificate in the Advanced Management Program from Harvard Business School.

Detailed voting results are also available on EDGAR www.sec.gov and SEDAR www.sedar.com.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2022 and one of the top five metallic zinc producers worldwide in 2022, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release may include, but are not limited to, zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental, or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project evaluation, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

2

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Rodrigo Cammarosano – Head of Investor Relations & Treasury

ir@nexaresouces.com

+55 11 94120-6171

3